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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                               (AMENDMENT NO. 20)
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                                PENNZOIL COMPANY
                           (Name of Subject Company)

                                PENNZOIL COMPANY
                      (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.83 1/3 PER SHARE
           (including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                  709903 10 8
                     (CUSIP Number of Class of Securities)

                                LINDA F. CONDIT
                              CORPORATE SECRETARY
                                PENNZOIL COMPANY
                         PENNZOIL PLACE, P.O. BOX 2967
                           HOUSTON, TEXAS 77252-2967
                                 (713) 546-8910
            (Name, address and telephone number of person authorized
     to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies To:

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
          Moulton Goodrum, Jr.                     Charles F. Richards, Jr.
          Baker & Botts, L.L.P.                    Richards, Layton & Finger
             One Shell Plaza                           One Rodney Square
        Houston, Texas 77002-4995                        P.O. Box 551
             (713) 229-1234                     Wilmington, Delaware 19899-0551
                                                        (302) 658-6541
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     This Amendment No. 20 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended, originally filed on July 1, 1997 by Pennzoil Company, a Delaware corporation (the "Company"), relating to a tender offer commenced by Resources Newco, Inc., a wholly owned subsidiary of Union Pacific Resources Group Inc., on June 23, 1997.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

     The items of the Schedule 14D-9 set forth below are hereby amended by adding the following:

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     On September 10, 1997, UPR, faced with the imminent threat of a preliminary injunction being granted against it in a hearing before the United States District Court for the Northern District of Texas, agreed to allow the entire contents of six documents to be placed in the public domain.

     The six documents are:

     (a) Project Mercury Briefing Report dated May 3, 1997 (filed as Exhibit 62 hereto);

     (b) Sixth Supplement to Request for Ruling dated June 3, 1996 submitted to the Internal Revenue Service on behalf of UPR (filed as Exhibit 63 hereto);

     (c) Board Presentation by V. R. Eales, Executive Vice President of UPR, dated April 3, 1997 (filed as Exhibit 64 hereto);

     (d) January 1997 presentation by Smith Barney Inc. ("Smith Barney"), UPR's financial advisor (filed as Exhibit 65 hereto);

     (e) March 18, 1997 presentation by Smith Barney (filed as Exhibit 66 hereto); and

     (f) June 4, 1997 presentation by Smith Barney (filed as Exhibit 67 hereto).

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

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
        EXHIBIT
          NO.                            DESCRIPTION
        -------                          -----------

          60           Cover letter for transmittal to financial analysts

          61 Excerpts from Exhibit 62, Exhibit 63 and Exhibit 66 mailed to financial analysts

          62           Project Mercury Briefing Report dated May 3, 1997

          63           Sixth Supplement to Request for Ruling dated
                       June 3, 1996 submitted to the Internal Revenue Service on behalf of UPR

          64 Board Presentation by V. R. Eales, Executive Vice President of UPR dated April 3, 1997

          65 January 1997 presentation by Smith Barney Inc. ("Smith Barney"), UPR's financial advisor

          66           March 18, 1997 presentation by Smith Barney

          67           June 4, 1997 presentation by Smith Barney


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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PENNZOIL COMPANY

Dated: September 15, 1997                 By:     /s/  James L. Pate
                                                      James L. Pate
                                             Chairman of the Board, President
                                               and Chief Executive Officer

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                                 EXHIBIT INDEX

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
EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------

   60           Cover letter for transmittal to financial analysts

   61 Excerpts from Exhibit 62, Exhibit 63 and Exhibit 66 mailed to financial analysts

   62           Project Mercury Briefing Report dated May 3, 1997

   63           Sixth Supplement to Request for Ruling dated June 3,
                1996 submitted to the Internal Revenue Service on behalf of UPR

   64 Board Presentation by V. R. Eales, Executive Vice President of UPR dated April 3, 1997

   65 January 1997 presentation by Smith Barney Inc. ("Smith Barney"), UPR's financial advisor

   66           March 18, 1997 presentation by Smith Barney

   67           June 4, 1997 presentation by Smith Barney


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